Filed by Gores Metropoulos II, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Metropoulos II, Inc.

Commission File No.: 001-39907

Date: January 13, 2022

IPO Edge

Q&A with Francis Davidson, CEO & Co-Founder

How is Sonder different from other hospitality companies?

Sonder is revolutionizing hospitality through innovative, tech-enabled service and inspiring, thoughtfully designed accommodations, combined into one seamless experience. With over 16,200 live and contracted units in more than 35 cities across 10 countries worldwide, we provide a variety of accommodation options — from spacious rooms to fully-equipped suites and apartments. We are redefining the guest experience and democratizing access through unique end-to-end hospitality experiences and thoughtfully designed accommodations. At Sonder, we believe that there’s a way to deliver an incredible guest experience and meet the evolving needs of the modern traveler, without compromising on quality or affordability.

First, we offer modern services and bring all the conveniences of a great hotel to your phone via the Sonder app, through which guests can access everything they need during their stay, from booking to check out. They can also communicate as often as necessary, from anywhere and at any time, via chat or messaging to our guest services teams.

Second, we focus on delivering uncompromising quality – comfortable beds, pillows, clean spaces and amenities all designed for consistently comfortable stays.

Third, we prioritize design with the goal of making all our spaces inspiring, with an aesthetic that resonates with those who have a keen eye for architecture and interiors.

Finally, we wrap all of this up at a price point that democratizes access to an extraordinary hospitality experience. We make modern, high quality, elevated stays open to all.

Our end-to-end, full-service model drives exceptional value for both guests and real estate partners and is unlike any existing companies or platforms out there.

Can you tell me about how tech is integrated into Sonder’s model? What are your advantages?

Technology permeates our end-to-end operations, enabling us to provide a better stay and ensures that we can grow aggressively with ever-improving economics.

Our technology powers the entire guest journey, from booking through check out. The majority of our guests use the Sonder app when they stay with us—they can easily book, check-in (including requesting an early check-in), connect to the fast and free WiFi with one tap, view our curated neighborhood recommendations, message our team, receive updates on their requests, and check-out. We call it “the lobby on your phone.”

Our proprietary technology powers our business processes and operations, from supply growth to building openings and day-to-day operations. We’ve built our own underwriting engine and technology that powers our global supply chain for furniture, art and fixtures as well as our proprietary booking engine, distribution technology, pricing algorithms, room attribution algorithms, task and workflow management software, and more. We also use technology to create competitive and dynamic prices and to maximize the number of unique spaces we have occupied at all times. In short, we’ve not only built an operating system for hospitality, but also infused technology into every other facet of the business.

Sonder is pursuing the public markets through its combination with Gores Metropoulos II – why is now the right time for Sonder to go public?

Going public has always been our plan and doing so via SPAC with an ideal and experienced partner like Gores made the most sense for our company. By partnering with Gores Metropoulos II, we will have a fully-funded business plan and the ability to further accelerate our growth plans, which include supply expansion, additional investments in technology and continuing to elevate the guest experience.

Our model has enabled us to generate strong unit economics and scale responsibly to new markets, all while maintaining consistent quality and control of the guest experience. We’re excited about our growth trajectory, which has re-accelerated after a challenging 2020. We had two consecutive record-breaking quarters in Q2 and Q3 2021 and raised our outlook twice. Q3 total Revenue reached $67.5 million, a 155% year-over-year increase and a 43% increase over Q2 2021.

We also have the right team in place to help execute on our growth plans. Our high-performance executive team combines deep technology, operational, hospitality, and relevant public markets experience with individuals from high-profile public companies including Amazon, Salesforce, Starwood and Tesla.

The Covid-19 pandemic has obviously had an impact on the travel industry. We’ve seen increasing demand for travel while also witnessing the rise of variants like Delta and Omicron, which have created moments of uncertainty and volatility. How has Sonder navigated this tumultuous time?

While 2020 was a challenging year for the hospitality industry as a whole, Sonder outperformed the broader industry, generating over two times more revenue per available room (“RevPAR”) as compared to traditional hotels. In fact, in the second half of 2020, we showcased the resiliency of our business model, with an average 70% occupancy rate across the globe. As the travel recovery began in earnest in 2021, our business was able to capture the surge of leisure travel demand in both our international and domestic markets. Most recently, we saw strong demand across our U.S. properties over New Year’s Eve, with RevPAR increasing more than 10% over New Year’s Eve compared to the same day in 2019, and nearly double 2020 levels. We’ve continued to see a high level of demand—people continue to be really eager to travel.

Additionally, in the last year, despite the headwinds of COVID-19, we opened properties in new cities around the world such as Madrid, Barcelona, Vancouver, Orlando, Palm Springs, Mexico City and Paris. We also continue to grow in the markets where we are already operating.

What is Sonder’s perspective on the current travel environment?

We remain optimistic about the future of the travel and hospitality industry. Last year, we saw a meaningful rebound in leisure travel which delivered us strong Q1 results and record-breaking Q2 and Q3 results. We believe that our tech-enabled, contactless experience provides reassurance to travelers emerging from the pandemic. We are well-positioned to meet those needs with comfortable and inspiring spaces around the world.

For individuals or groups booking long-term stays, many of our spaces provide a comfortable place to spread out and work remotely, with fully-equipped kitchens, living rooms, multiple bedrooms and en-suite laundry facilities. Coupled with the newfound desire for self-contained, tech-enabled options that minimize lines and crowds, Sonder’s locations are the perfect solution for the modern traveler looking for the freedom of working while exploring the U.S. and beyond.

Whether adding on a few days of vacation or staying for a few weeks, Sonder offers guests a variety of flexible accommodation options to meet leisure or business travelers’ needs, from rooms to suites to apartments, available for one-night or multi-day stays.

What is the value proposition for property owners and landlords to work with Sonder?

Our value proposition to landlords is incredibly compelling, and we pride ourselves on our ability to maintain strong, collaborative partnerships with our real estate partners.

For apartment developers, one of the most risky and challenging steps is lease-up. For a large building, lease stabilization can easily take 12-24 months, which can lead to enormous marketing costs and lost rent. With Sonder, the building can be essentially stabilized immediately, and the developer benefits from 100% occupancy on day one and for the duration of the deal.

For hotels, our model is simple: create an outstanding guest experience through design and efficiency through technology, while raising customer satisfaction. Independent, unbranded hotel owners can partner with Sonder to take over day-to-day operations of the property. We apply our technology, design, and brand to improve the top line and bottom line performance of the property and offer a steady stream of income to our hotel owner partners.

At the start of 2020, prior to the pandemic, we shifted to offering flexible contract structures to landlords, including: Mixed Lease structures (Sonder pays real estate owners a minimum fixed periodic fee, plus a certain share of property revenue, typically with a capped periodic amount) and Revenue Share agreements (Sonder pays real estate owners a variable fee based on certain revenue-related metrics as specified in the agreement, rather than Sonder paying a fixed periodic rent to the property owner).

What’s next for Sonder – can you share any details about your upcoming plans to grow the business – any new markets or new business offerings on the horizon?

We are incredibly excited about our plans to be publicly listed through a business combination with Gores Metropoulos II, which will enable us to accelerate our growth and continue to build an iconic 21st-century hospitality brand.

Last year, we also expanded our product offering into corporate travel, announced significant expansions of our presence in the Middle East, Mexico City and Paris, and recently communicated growth in our Canadian footprint as well as the ongoing building of our corporate travel offering, with the addition of over 100 new company accounts.

Over the next few years, we’ll continue to invest in our guest experience, build our portfolio and drive meaningful RevPAR enhancements, with the goal of operating over 50,000 live units by the end of 2024.

Over a three-to five-year timeframe, we’ll further our geographic expansion into new regions, transition to a majority asset light model, and potentially extend into additional product categories, such as vacation and resort destinations.

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Additional Information and Where to Find It

In connection with the proposed business combination, Gores Metropoulos II, Inc. (“Gores Metropoulos II”) has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement, prospectus and consent solicitation statement with respect to Gores Metropoulos II’s securities to be issued in connection with the proposed business combination. The Form S-4 was declared effective by the SEC on December 22, 2021. The definitive proxy statement/prospectus/consent solicitation statement was mailed to all Gores Metropoulos II stockholders as of November 30, 2021, the record date established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores Metropoulos II’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Metropoulos II may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/prospectus/consent solicitation statement contains important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Investors and securityholders will also be able to obtain copies of the definitive proxy statement/prospectus/consent solicitation statement and all other relevant documents filed or that will be filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou, or by contacting Morrow Sodali LLC, Gores Metropoulos II’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

Gores Metropoulos II, Sonder and their respective directors and officers may be deemed participants in the solicitation of proxies of Gores Metropoulos II stockholders in connection with the proposed business combination. Gores Metropoulos II stockholders and other interested persons may obtain, without charge, more detailed information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination by reading Gores Metropoulos II’s registration statement on Form S-1 (File No. 333-251663), which was declared effective by the SEC on January 19, 2021, and the proxy statement/prospectus/consent solicitation statement regarding the proposed business combination.

You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about Sonder’s forecasted revenue growth (including Sonder’s outlook for Total Revenue and Adjusted EBITDA for the year ended December 31, 2021), Sonder’s growth in total unit portfolio (including Sonder’s forecast for growth in Total Portfolio for the year ended December 31, 2021), information concerning Gores Metropoulos II’s or Sonder’s possible or assumed future financial or operating results and metrics, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, future operations, products and services, planned openings, expected unit contractings and the effects of regulation, including whether the proposed business combination will generate returns for stockholders. These forward-looking statements are based on Gores Metropoulos II’s or Sonder’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Gores Metropoulos II’s or Sonder’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Gores Metropoulos II or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the PIPE; (e) the risk that the proposed business combination disrupts current plans and operations of Sonder or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f)

the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s statement on accounting and reporting considerations for warrants in special purpose acquisition companies); (i) the possibility that Sonder may be adversely affected by other economic, business and/or competitive factors; (j) risks related to the impact of the COVID-19 pandemic, including the Delta variant and potential governmental and other restrictions (including travel restrictions) resulting therefrom; and (k) other risks and uncertainties described in the final proxy statement/prospectus/consent solicitation statement, including those under the heading “Risk Factors” therein, and other documents filed by Gores Metropoulos II from time to time with the SEC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, neither Gores Metropoulos II nor Sonder undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in Gores Metropoulos II’s reports filed and to be filed with the SEC and available at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication relates to a proposed business combination between Gores Metropoulos II and Sonder. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.